
06019273

RECEIVED

2006 DEC 18 A 8:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date December 12, 2006
Contact Martina C. Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **Dr Jörg Eichkorn appointed CFO of Oerlikon**

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

12/19

Media release

Dr Jörg Eichkorn appointed CFO of Oerlikon

Pfäffikon SZ, December 12, 2006 – Dr Jörg Eichkorn will assume the position of Chief Financial Officers of OC Oerlikon Corporation Ltd., Pfäffikon, as of today. In June 2006, he was appointed Deputy CFO, a function in which he was co-responsible for the acquisition of Saurer Ltd. Dr Jörg Eichkorn has a broad range of knowledge and experience in financial management on the operational side and corporate consulting for industrial companies on the strategic and planning side. His professional experience includes many years at Commerzbank and at Boston Consulting Group. "Based on his achievements to date for our company and his track record in his previous functions, Dr Jörg Eichkorn is the ideal personality for this position," says Oerlikon CEO Thomas Limberger.

Current CFO Rainer Mück will be leaving Oerlikon to take on new professional challenges outside the company. "I would like to thank Mr Mück for his achievements. With his great commitment, he played a major part in the successful restructuring of the company over the past year," says Thomas Limberger.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.